Thomas J. Poletti Manatt, Phelps & Phillips, LLP Direct Dial: (714) 371-2501 TPoletti@manatt.com

April 24, 2024	Client-Matter: 65537-032

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE

Washington, D.C. 20549

Attention: Julie Sherman; Jeanne Baker; Juan Grana; Katherine Bagley

Re:	Digital Health Acquisition Corp.
Amendment No. 6 to Registration Statement on Form S-4
File No. 333-268184
CIK No. 0001864531

Dear Julie Sherman; Jeanne Baker; Juan Grana; Katherine Bagley:

On behalf of our client, Digital Health Acquisition Corp. (the “Company”), we hereby file Amendment No. 7 to the Company’s Registration Statement on Form S-4 (the “Amendment No. 7”). Amendment No. 7 is filed to provide responses to comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in a letter dated February 27, 2024 (the “Staff’s Letter”) relating to the Company’s Amendment No. 6 to Registration Statement on Form S-4 as submitted with the Commission on February 13, 2024. In order to facilitate your review, we have responded, on behalf of the Company, to each of the Comments set forth in the Staff’s Letter, on a point by point basis. The Comments are set forth below in bold font and our response follows each respective Comment. Terms used but not defined herein have the respective meanings assigned thereto in Amendment No. 7.

Amendment No. 6 to Registration Statement on Form S-4 filed on February 13, 2024

Nine Months Ended September 30, 2023 and 2022 Results of Operations

Operating Expenses, page 282

1.	We see your revised disclosures in response to prior comment 6. You indicate that the insurance company claim submission and payment rules usually allow 3-6 months of collection time from patient visits, assuming claims are submitted timely. Please explain whether your claims were submitted timely, and if so, how the commercial payors institution of a stringent reimbursement process on aged insurance claims impacted your ability to be reimbursed. We note your disclosure on page 277 that the Company monitors its revenue and receivables from third-party payers and records an estimated contractual allowance to properly account for the differences between billed and reimbursed amounts. Address how this new reimbursement process will impact your ability to accurately estimate contractual allowances and receivables from third-party payer. Address whether the increased bad debt expense or future potential increases in estimated contractual allowances is a trend that should be addressed.

Response: In response to the Staff’s Comment, the disclosure in iDoc’s MD&A section on pages 255 and 259 has been revised to provide further explaination required by the Commission.

Attention: Julie Sherman; Jeanne Baker; Juan Grana; Katherine Bagley

Re: Digital Health Acquisition Corp. Form S-4 Amendment No. 7

April 24, 2024

Unaudited Pro Forma Condensed Combined Financial Information

Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page

297

2.	In response to prior comment 9, you revised Note E to reference a 7% ($0.21 million) original issue discount related to the convertible promissory note with an aggregate principal amount of $3,000,000. Given the $.21 million discount, please explain why the associated adjustment in your pro forma balance sheet reflects a $3,000,000 adjustment to cash and the Quantum Convertible Note, net of discount line items. In this regard, it does not appear that your pro forma balance sheet amounts are net of the $.21 million discount. Alternatively, revise your pro forma balance sheet accordingly.

Response: In response to the Staff’s Comment, the disclosure was revised on page 275 to clarify that the proceeds received are expected to be $3 million and as such the entry reflects the carrying balance, which is expected to be fair value of $3.21 million.

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Attention: Julie Sherman; Jeanne Baker; Juan Grana; Katherine Bagley

Re: Digital Health Acquisition Corp. Form S-4 Amendment No. 7

April 24, 2024

3.	In response to prior comment 10, you revised Note H to indicate that the Company derecognized the carrying balance of the Original Bridge Note and recognized a loss on extinguishment of debt which was applied to accumulated deficit in the amount of $1.51 million. The extinguishment represents the removal of the derivative liability carrying balance of the Bridge note and the recognition of the Fair Value of the Exchange Note as if it has occurred on September 30, 2023. Please address the following:

●	With reference to the carrying balance of the (i) Original Bridge Note, excluding each of VSee and iDoc’s $600,000 in principal amount which were not exchanged in this transaction, (ii) derivative liability and (iii) the $2,523,744 principal value of the Exchange Note, please address how you arrived at the $1.51 million loss on extinguishment;

●	You reflect a $2,117,499 adjustment to your Bridge Note line item on your pro forma and reference Note H. Please explain how you arrived at such adjustment;

●	For clarity, it appears that you should present the Exchange Note as a separate pro forma balance sheet line item. In this regard, and with reference to the $2,523,744 principal value of the Exchange Note, explain how you arrived at the $3,873,744 pro forma balance as currently reflected;

●	With reference to the adjustments related to Note I, which addresses each of VSee and iDoc’s $600,000 Bridge Notes which were not exchanged as part of the exchange transaction but will be converted into 300,000 shares of DHAC, please explain why your pro forma balance sheet does not reflect any associated gain or loss with these conversions. With reference to the authoritative literature you relied on, please explain your accounting; and

●	You indicate that the loss on extinguishment was applied to accumulated deficit. Such loss should also be recognized in your pro forma statement of operations. Refer to Rule 11-02(i)(B) of Regulation S-X.

Response: In response to the Staff’s Comment, DHAC’s December 31, 2023 financial statements now reflect the impact of the Bridge Note and the Exchange Note. As such, the adjustment made to the Bridge Note and the Exchange Note was removed as it is no longer applicable.

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

Note D, page 301

4.	We note the expanded disclosures provided in response to prior comment 11. Our prior comment asked you to confirm that the 8% interest associated with the Exchange Note has been accounted for. We do not see such interest reflected in Note D. In addition, it is unclear how you determined the Carrying Balance you reference herein. Please reconcile such amount to the historical carrying amounts presented in your pro forma balance sheet.

Response: In response to the Staff’s comment, the disclosure of Note D on page 275 has been revised to include the 8% interest related to the Additional Bridge Note. However, DHAC’s December 31, 2023 financial statements now include the impact of the Exchange Note. As such, the disclosure in Note D has been revised to reflect only the incremental interest related to the Additional Bridge Note financing arrangement.

Should you or the staff have questions regarding the foregoing responses or additional comments please contact Thomas Poletti at 714.371.2501 or Veronica Lah at 310.312.4130.

Sincerely,

/s/ Thomas J. Poletti
Thomas J. Poletti

cc:          Digital Health Acquisition Corp.

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Tel: 714.371.2500 Fax: 714.371.2550

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